UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of June, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ULTRAPAR HOLDINGS INC.

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nr 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, June 8, 2020 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company” or “Ultrapar) in compliance with article 12 of CVM Instruction no. 358/02, hereby informs that Pátria Investimentos Ltda. (“Pátria”) notified the Company, on June 5, 2020, that it reached an aggregate relevant ownership position, direct and indirectly, of 5.03% of the total ordinary shares issued by the Company.

The total interest of the Pátria funds in the Company is divided in (i) 44,020,700 ordinary shares, equivalent to 3.95% of the total shares issued by Ultrapar, and (ii) 232,870,949 convertible debentures issued by Igelpar Participações S.A., a holding company that holds indirect ownership in Ultrapar, through Ultra S.A., equivalent to 1.08% of the total shares issued by Ultrapar, according to the market announcement of November 28, 2019.

Pátria also stated that such investments reinforce its intention to contribute to the governance of Ultrapar and Ultra S.A., although there is no participation target defined. The current ownership position reached by Pátria does not change, however, the administrative structure of Ultrapar nor the reference shareholders’ bloc, that compose the Shareholders’ Agreement celebrated on May 2, 2018.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Market Announcement)